S-X 1-02(w) Significant Subsidiary Test
CBS Butler Holdings
$0.55 STAF Common Stock Value

Foreign Exchange Currency Inputs	Transaction GBP	Reporting US$
£	1.00	$ 1.3600

The acquisition of any business, is considered significant if any of the criteria of Rule 1-02(w) of Regulation S-X is met. The test is conducted based on a comparison of <u>most recent annual</u> <u>financial statements</u> of the target and the registrant's most recent annual audited consolidated financial statements filed on or prior to the date of the acquistion.

Investment Test

Registrant's and its other subsidiaries investments in and advances to the subsidiary exceed XX% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

		'000's		
Pre-acquisition Advances / Funding	£	-	$	-
Upfront Purchase Cash Consideration	£	12,378	$	16,834
Deferred Cash Consideration	£	-	$	-
Contingent Consideration	£	4,126	$	5,611
Fair Value of non-cash Consideration	£	202	$	275	*Note: 500,000 common stock*
Working Capital Adj to Purchase Consideration	£	-	$	-
Debt Assumed	£	-	$	-
Total Investment	£	16,706	$	22,720

	Date	'000's	
Registrant Total Assets (Most recent Audited Year End)	12/31/16	$	53,957	*Source: Form 10-K/T filed 4/12/2017*

Investment Test Result	**42.11%**

Asset Test

Registrant and its other subsidiaries proportionate share of the total assets (after interco. elims.), exceeds XX% of the total assets of the Registrant and its subsidiaries for the most recently completed fiscal year:

December 31, 2016		'000's		
Net Assets, as reported	£	2,960	$	4,026	*Source: CBSBH 2016 Fin Stats available in Dataroom*
Creditors: amounts falling due within one year	£	7,502	$	10,202	*Source: CBSBH 2016 Fin Stats available in Dataroom*
Creditors: amounts falling due after more than one year	£	-	$	-	*Source: CBSBH 2016 Fin Stats available in Dataroom*
Provisions for Liabilities	£	7	$	9	*Source: CBSBH 2016 Fin Stats available in Dataroom*
Target Total Assets	£	10,469	$	14,237

	Date	'000's	
Registrant Total Assets (Most recent Audited Year End)	12/31/16	$	53,957	*Source: Form 10-K/T filed 4/12/2017*

Asset Test Result	**26.39%**

Income Test

Registrant and it's other subsidiaries's equity in income from continuing operations before income taxes, extraordinary items, and cumulative effect of change in accounting principle of the target, exclusive of any amounts attributable to non-controlling interests, exceeds XX% of such income of the Registrant and its subsidiaries consolidated for the most recently completed fiscal year.

December 31, 2016		'000's	
Profit before taxation	£	1,945	$	2,645	*Source: CBSBH 2016 Fin Stats available in Dataroom*

Registrant [4]	Date	'000's	
Loss Before Provision for Income Tax	5/31/16	$	(9,468)	*Source: Form 10-K/T filed 4/12/2017*
Net income attributable to non-controlling interests	5/31/16	$	(28)	*Source: Form 10-K/T filed 4/12/2017*
		$	(9,496)
Absolute Value [1]		$	9,496

Computational Note 2 Calculation of 5 Year Average

				Dec 2016	May 2015	May 2014	May 2013	May 2012
	Date	'000's		$ -	$ -	$ -	$ -	$ -
Loss Before Provision for Income Tax	5 Yr Average	$ -	*See computational Note 2 Calc*					
Net income attributable to non-controlling interests	5 Yr Average	$ -	*See computational Note 2 Calc*	$ -	$ -	$ -	$ -	$ -
		$ -						
Comparison of latest fiscal year to 5 Yr Average		0%		Memo:	$ (9,496)	$ (18,034)	$ (12,599)	$ (3,405)	$ (245)
Income Test Metric for Registrant		$ 9,496						

Income Test Result	**27.85%**

<u>**Computational Notes:**</u>

[1] In the case of a single acquisition, if either the registrant or the acquired business reported a pretax loss and the other entity reported a pretax income, use the **absolute values** to perform the income test.

[2] If the income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent <u>lower</u> than the average of the income for the last five fiscal years, then the average income should be substituted for purposes of the computation. Any loss years should be omitted (i.e., counted as $0) for purposes of computing average income. The average should be computed as the sum of earnings in non-loss years divided by 5. This is applicable even if the registrant reported a loss, rather than income, in the latest fiscal year. In such case, the absolute value of the current year loss is compared to the average of the income for the last 5 years to determine if the registrant is required to use average income. In this calculation, all loss years (including the current year) are assigned a value of $0 for purposes of calculating the 5-year average.

[3] If the registrant's fiscal year-end differs from the tested entity, the annual financial statements for the most recent respective year-ends of each entity should be used.

[4] If the registrant or the tested entity has changed its fiscal year and the transition period is less than nine months, the registrant may measure significance using either (A) **the most recently completed audited fiscal year prior to the change** or (B) audited financial statements for the 12 months ending on the last day of the transition period. If both the registrant and the acquiree have changed their fiscal years, registrants should measure significance using a consistent approach [either (A) or (B)] for both the registrant and the acquiree [not (A) for one and (B) for the other]. If the transition period is equal to or greater than nine months, then the registrant should use the audited financial statements for that transition period.

[5] When a US company is applying the significance tests to non-US acquisitions/investees, the calculations should be based on US GAAP data. If the non-US company's financial statements are prepared in accordance with non-US GAAP, the tests should be applied after adjusting those financial statements to US GAAP.

S-X 1-02(w) Significant Subsidiary Test

Firstpro

$ 0.55 STAF Common Stock Value

Foreign Exchange Currency Inputs	Transaction US$	Reporting US$
£	1.00	$ 1.0000

The acquisition of any business, is considered significant if any of the criteria of Rule 1-02(w) of Regulation S-X is met. The test is conducted based on a comparison of <u>most recent annual</u> <u>financial statements</u> of the target and the registrant's most recent annual audited consolidated financial statements filed on or prior to the date of the acquistion.

Investment Test

Registrant's and its other subsidiaries investments in and advances to the subsidiary exceed XX% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

		'000's	
Pre-acquisition Advances / Funding		$ -	
Upfront Purchase Cash Consideration		$ 4,500	
Deferred Cash Consideration		$ 3,500	
Contingent Consideration		$ -	
Fair Value of non-cash Consideration		$ -	
Workign Capital Adj to Purchase Consideration		$ -	
Debt Assumed		$ -	
Total Investment		$ 8,000	

	Date	'000's	
Registrant Total Assets (Most recent Audited Year End)	12/31/16 $	53,957	*Source: Form 10-K/T filed 4/12/2017*

Investment Test Result	14.83%

Asset Test

Registrant and its other subsidiaries proportionate share of the total assets (after interco. elims.), exceeds XX% of the total assets of the Registrant and its subsidiaries for the most recently completed fiscal year:

December 31, 2016		'000's	
Net Assets, as reported			
Creditors: amounts falling due within one year			
Creditors: amounts falling due after more than one year			
Provisions for Liabilities			
Target Total Assets		$ 1,898	*Source: Consolidated Balance Sheet Dec 2016*

	Date	'000's	
Registrant Total Assets (Most recent Audited Year End)	12/31/16 $	53,957	

Asset Test Result	3.52%

Income Test

Registrant and it's other subsidiaries's equity in income from continuing operations before income taxes, extraordinary items, and cumulative effect of change in accounting principle of the target, exclusive of any amounts attributable to non-controlling interests, exceeds XX% of such income of the Registrant and its subsidiaries consolidated for the most recently completed fiscal year.

December 31, 2016		'000's	
Profit before taxation		$ 1,331	*Source: Consolidated P&L FY2016*

Registrant [4]	Date	'000's	
Loss Before Provision for Income Tax	5/31/16 $	(9,468)	*Source: Form 10-K/T filed 4/12/2017*
Net income attributable to non-controlling interests	5/31/16 $	(28)	*Source: Form 10-K/T filed 4/12/2017*
	$	(9,496)	
Absolute Value [1]	$	9,496	

Computational Note 2 Calculation of 5 Year Average

		Dec 2016	May 2015	May 2014	May 2013	May 2012
	Date	'000's				
Loss Before Provision for Income Tax	5 Yr Average $	-	*See computational Note 2 Calc*	$ -	$ -	$ -	$ -	$ -
Net income attributable to non-controlling interests	5 Yr Average $	-	*See computational Note 2 Calc*
	$	-		$ -	$ -	$ -	$ -	$ -
Comparison of latest fiscal year to 5 Yr Average		0%	
Memo:				$ (9,496)	$ (18,034)	$ (12,599)	$ (3,405)	$ (245)
Income Test Metric for Registrant	$	9,496	

Income Test Result	14.02%

Computational Notes:

[1] In the case of a single acquisition, if either the registrant or the acquired business reported a pretax loss and the other entity reported a pretax income, use the **absolute values** to perform the income test.

[2] If the income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent <u>lower</u> than the average of the income for the last five fiscal years, then the average income should be substituted for purposes of the computation. Any loss years should be omitted (i.e., counted as $0) for purposes of computing average income. The average should be computed as the sum of earnings in non-loss years divided by 5. This is applicable even if the registrant reported a loss, rather than income, in the latest fiscal year. In such case, the absolute value of the current year loss is compared to the average of the income for the last 5 years to determine if the registrant is required to use average income. In this calculation, all loss years (including the current year) are assigned a value of $0 for purposes of calculating the 5-year average.

[3] If the registrant's fiscal year-end differs from the tested entity, the annual financial statements for the most recent respective year-ends of each entity should be used.

[4] If the registrant or the tested entity has changed its fiscal year and the transition period is less than nine months, the registrant may measure significance using either (A) **the most recently completed audited fiscal year prior to the change** or (B) audited financial statements for the 12 months ending on the last day of the transition period. If both the registrant and the acquiree have changed their fiscal years, registrants should measure significance using a consistent approach [either (A) or (B)] for both the registrant and the acquiree [not (A) for one and (B) for the other]. If the transition period is equal to or greater than nine months, then the registrant should use the audited financial statements for that transition period.

[5] When a US company is applying the significance tests to non-US acquisitions/investees, the calculations should be based on US GAAP data. If the non-US company's financial statements are prepared in accordance with non-US GAAP, the tests should be applied after adjusting those financial statements to US GAAP.